Exhibit 99.1

Tiziana Life Sciences plc

(“Tiziana” or the “Company”)

Tiziana Life Sciences Announces Appointment of Mr. Gregor MacRae to strengthen the Board

New York/London, 21 January 2020 - Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS), a biotechnology company focusing on the discovery and development of innovative therapeutics for inflammation and oncology indications, is pleased to announce appointment of Mr. Gregor MacRae to its Board as a Non-executive Director.

Mr. Gregor MacRae holds a Law degree (LLB Hons) from the University of Birmingham. He is a qualified Chartered Accountant (ICAEW) and has been a financial and business strategy adviser to multiple companies. Presently, Gregor is the Senior Partner of Appledore Wealth Management LLP, a London-based high net worth business advisory partnership. Gregor also served as a director of Chiltern Group Plc, an international trust company.

“I am delighted to join the Board of Tiziana and I am looking forward to working with the Company. I believe my experience as an advisor to several international companies over the last 25 years will compliment Tiziana and I am more than happy to join the Company at this exciting time”, said Gregor MacRae.

“We are delighted to have Gregor join our team as he brings rich experience to help and advise companies in their financial and business strategies. His appointment is a step towards reshaping the Board ahead of the Company’s intention to become a solely NASDAQ listed company” said Dr. Shailubhai, CEO & CSO of Tiziana Life Sciences.

Tiziana Life Sciences previously announced that it has appointed advisers in relation to an intended redomicile of the Company to Bermuda, to delist the Company’s ordinary shares from its AIM listing and to cancel its ADR program in order to facilitate listing of its Bermuda common shares on NASDAQ. As a result, Tiziana Life Sciences will only be listed on NASDAQ and all current ADRs and AIM shares will be replaced by NASDAQ shares.

In 2019 Tiziana announced the successful completion of three clinical studies, a phase 2a clinical trial with milciclib in sorafenib-resistant hepatocellular carcinoma, a phase 1 study with nasal administration of Foralumab, a fully human anti-CD3 monoclonal antibody, and a phase 1 clinical trial with oral administration of Foralumab.

Pursuant to Rule 17 and Schedule 2(g) of the AIM Rules for Companies, the following information is disclosed in respect of Gregor Charles William MacRae (aged 57):

Current Appointments	Appointments in the last five years
OKYO Pharma Limited	Elysium Golf Limited

Appledore Sports Management Limited	Opskic Group Limited

Appledore Property Management Limited	Amorim Partners Limited

Appledore Bleu des Mers Limited	Sorino Limited

Appledore Consulting Limited	Sorino (UK) Limited

Appledore Wealth Management LLP	Sidero Limited

B C Estates Limited	Mayze Services Limited

Clarges Consultancy Limited	Pretzi Limited

Hampton Resources Limited

Semolin Limited

Triple 8 Holdings Limited

Pinta Consultancy Limited

Crazele Properties Limited

There is no further information to be disclosed in relation to the appointments of Mr MacRae pursuant to AIM Rule 17 and Schedule 2 (g) of the AIM Rules for Companies.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology. In addition to Milciclib, the Company is also developing Foralumab for liver diseases. Foralumab is the only fully human anti-CD3 monoclonal antibody in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as nonalcoholic steatohepatitis (“NASH”), ulcerative colitis, multiple sclerosis, type-1 diabetes (“T1D”), Crohn’s disease, psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

Contacts:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379

Cairn Financial Advisers LLP (Nominated adviser) Liam Murray / Jo Turner	+ 44 (0)20 7213 0880

Shore Capital (Broker) Antonio Bossi / Fiona Conroy	+44 (0)20 7601 6125

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